Karl J. Grafe

Vice President &

Assistant General Counsel

Direct Dial: 513-579-2540

Fax: 513-579-0108

September 21, 2007

Via EDGAR and Facsimile (202) 772-9218

Tim L. Buchmiller, Esq.

Senior Attorney

Division of Corporate Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:   American Financial Group, Inc.

        Definitive Proxy Statement

        Filed April 10, 2007

        File No. 001-13653

Dear Mr. Buchmiller:

American Financial Group, Inc. ("AFG" or the "Company") is responding to the Staff's comments contained in the letter dated August 21, 2007 relating to the above-referenced filing. Because we intend to respond to your comments by expanding the disclosure in our Compensation, Discussion and Analysis ("CD&A") and other noted sections in our definitive proxy statement to be filed with respect to AFG's Annual Meeting of Shareholders to be held in 2008 (the "2008 Proxy"), all of our proposed responses in this letter are for illustrative purposes only and subject to change as facts warrant. The following responses were developed following a meeting and several discussions with the Compensation Committee of the Company's Board of Directors and reflect the input of both that committee and senior Company management.

Compensation Discussion and Analysis, page 12

1. It appears from your disclosure under "Performance Goals" on page 5 that you have established 2007 goals for the payment of target bonuses. Your Compensation Discussion and Analysis appears, however, only to discuss the targets and goals for the elements of your compensation packages for 2006. Please expand your Compensation Discussion and Analysis to disclose the performance goals that you will apply on a going-forward basis. See Item 402(b)(2)(v) and Instruction 2 to Item 402(b). To the extent you believe that disclosure of the information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b), please provide us with a detailed explanation supporting your conclusion. To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. Refer also to Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.> www.sec.gov. In discussing how difficult or likely it will be for the registrant to achieve the target levels of other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

We propose to expand our CD&A in our 2008 Proxy to disclose the 2008 performance goals by inserting language similar to the following (which is based on 2007 Annual Bonus Plan Data):

2008 Bonus Plan

"With respect to the fiscal year ending December 31, 2008, the performance components that were approved by the Compensation Committee of the Company's Board of Directors are set forth in the following table and notes. The components and targets were derived from AFG's 2008 business plan and represent goals for that year that the Compensation Committee believes will be challenging for AFG, yet achievable if senior and operating management meet or surpass their business unit goals and objectives. Management and the Compensation Committee believe that this alignment of objectives in AFG's 2008 business plan and the performance measurements on which bonuses are based is in the best interests of all of AFG's shareholders.

Name of Executive	Total Bonus Target	EPS Component(1)	Company Performance Component(2)
Carl H. Lindner III	$1,150,000	50%	50%
S. Craig Lindner	1,150,000	50%	50%
James E. Evans	850,000	50%	50%
Keith A. Jensen	560,000	50%	50%
Thomas E. Mischell	375,000	50%	50%

    EPS Component

Pursuant to the 2008 Bonus Plan, each participant's EPS Component ranges from 0% up to 175% of the dollar amount of the Bonus Target allocated to the EPS Component, based on the following levels of reported earnings per common share from insurance operations ("Operating EPS" described below) achieved by the Company and its consolidated subsidiaries for 2008:

Operating EPS	Percentage of Bonus Target to be paid for EPS Component
Less than $3.10	0
$3.33	100%
$3.53 or more	175%

With respect to the Co-CEOs, the 2008 Bonus Plan provides that 100% of the EPS Component of the bonus ($575,000) must be paid if Operating EPS is $3.33 per share. The plan further provides that if the Company's Operating EPS is above $3.10 but less than $3.33 or above $3.33 but less than $3.53, the EPS Component of the bonus is to be determined by straight-line interpolation. If Operating EPS is $3.53 or more, 175% of the EPS Component of the bonus is to be paid. The 2008 Bonus Plan provides that Operating EPS will not include investee results, realized gains and losses in the investment portfolio and unusual or non-recurring items. Further, any charge taken as a result of a study of asbestos, environmental and other mass torts is to be considered a non-recurring item.

The Operating EPS target for 2008 was established by the Compensation Committee after reviewing the Company's 2008 business plan prepared by management and approved by the Co-CEOs. The EPS target required to be achieved in order for 2008 Bonus Plan participants to earn 100% of the EPS Component represents 100% of the 2008 EPS target in the business plan, and reflects an increase in earnings per share over the prior year, requiring substantial efforts on behalf of the entire organization, including Company senior management, while giving consideration to factors which might impact ongoing earnings, including, but not limited to, competition, market influences, governmental regulation and the Board of Directors' desire to devote resources to other internal corporate objectives, such as acquisitions or start-ups.

    Company Performance Component

Payment of 50% of the bonus target is based on AFG's overall performance, as objectively determined by the Committee, after considering certain factors determined at the time of adoption of the 2008 Bonus Plan. The 2008 Plan provides that each Co-CEO's bonus allocated to the Company Performance Component will range from 0% up to 175% of the bonus target allocated to that component. In addition to the objective criteria described below in subparagraph (i), the Committee may consider all factors deemed relevant, including financial, non-financial and strategic factors, in determining whether to grant and/or how much to grant under the Company Performance Component. Specifically, pursuant to the terms of the 2008 Bonus Plan, the Committee will consider these factors, which could impact long-term shareholder value:

    Financial measurements such as return on equity, per share price of the Company's common stock relative to prior periods and comparable companies as well as financial markets, credit ratings on outstanding debt and claims paying ability of the Company's subsidiaries, the Company's debt to capital ratio, the combined ratios of the Company's insurance subsidiaries, and investment portfolio performance including realized gains and losses; and

    Other operational, qualitative measurements relating to the development and implementation of strategic initiatives, responses to unexpected developments, the development of management personnel, the results of any reexamination of asbestos, environmental and other tort liabilities, and the impact of any extraordinary transactions involving or affecting the Company and its subsidiaries."

On an ongoing basis, the Compensation Committee will annually determine the performance goals and objectives it will use in the development of the performance-based portion of the Co-CEOs' compensation.

2. Given that your annual performance - based bonuses and long-term equity incentive compensation awards during 2006 were based on the achievement of the targeted financial metrics described, please discuss your policies and decisions regarding the adjustment or recovery of awards or payments if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of an award or payment. Refer to Item 402(b)(2)(viii) of Regulation S-K.

We propose to insert in our CD&A in our 2008 Proxy the following with respect to our policies and decisions regarding adjustment or recovery of awards or payments:

"Recovery of Prior Awards

We do not have a policy with respect to adjustment or recovery of awards or payments if relevant company performance measures upon which previous awards were based are restated or otherwise adjusted in a manner that would reduce the size of such award or payment. Under those circumstances, we expect that the Compensation Committee and the Board would evaluate whether compensation adjustments were appropriate based upon the facts and circumstances surrounding the applicable restatement or adjustment."

Establishing Compensation Levels, page 12

3. Given that you seek to offer a level of compensation to your executive officers that is competitive with the compensation paid by your selected peer group of companies, please specify how each element of compensation you provide to the named executive officers relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation, including perquisites, against the peer companies and where actual payments under each element of compensation actually fell within the targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

We propose to insert in our CD&A in our 2008 Proxy the following with respect to the relationship of compensation elements to peer group data:

"The types of compensation paid to the Company's senior executives (i.e. annual salary, performance bonus, certain perquisites, and equity incentives, including employee stock options) are similar to those paid to senior management at our selected peer group of companies. Although we seek to offer a level of total compensation to our executive officers that is competitive with the compensation paid by our peer group, we do not target a particular percentile of the peer group with respect to our executives' total pay packages or any individual components thereof. Rather, the Committee's consideration of the compensation levels and performances of the peer group constitutes just one of many of the factors described in this CD&A and such peer group data is considered generally and not as a substitute for the Committee's discharge of its fiduciary duties in making executive officer compensation decisions."

Tally Sheet, page 13

4. Given that the Compensation Committee used a "tally sheet" of all components of NEO compensation in reviewing and establishing NEO compensation, please include disclosure addressing the extent to which the information in the tally sheet comprised information in addition to or different from the information presented in your Summary Compensation Table and how and why the Compensation Committee found the tally sheet useful in determining the various elements of compensation for the NEOs. The Committee's analysis of the tally sheets and how that analysis resulted in specific awards should be described in complete detail.

We propose to insert in our CD&A in our 2008 Proxy the following with respect to our policies and decisions regarding our use of tally sheets:

"The Compensation Committee reviews a comprehensive tally sheet analysis compiled internally to review all elements of the named executive officers' compensation, including any amounts payable under severance or change in control arrangements under post-employment scenarios. The tally sheets reviewed include all of the information that is reflected in the Summary Compensation Table as well as amounts and descriptions of perquisites not required to be specifically identified by SEC regulations, generally due to the fact that the amount of such items are not material. The review by the Compensation Committee analyzes how changes in any element of compensation would impact other elements. Such analysis has become an important component in the Compensation Committee's review of executive compensation as various components, including perquisites, are deemed by the Compensation Committee to be important parts of an executive's overall compensation. This also allows the Compensation Committee to make compensation decisions and evaluate management recommendations based upon a complete analysis of an executive's total compensation."

Compensation Components, page 14

5. Please expand the disclosure relating to the role of the Co-CEO's in your compensation processes and their input during the crafting of compensation packages. Your disclosure should include a complete discussion of the manner in which the Lindners make recommendations regarding their individual compensation, as briefly disclosed on page 14.

We propose to insert in our CD&A in our 2008 Proxy the following with respect to the role of our Co-CEOs in the compensation process:

"Our Co-CEOs determine the compensation for all NEOs other than themselves. The Compensation Committee reviews the levels of compensation determined by the Co-CEOs, and annually reviews the performance of the NEOs with the Co-CEOs. The Compensation Committee makes recommendations to the Board with respect to non-CEO compensation, incentive-compensation plans and equity-based plans.

Our Co-CEOs discuss with the Compensation Committee their thoughts on their performance, the Company's performance, their current and future compensation levels, and the reported compensation of senior executives at the peer group of companies prior to the time that the Compensation Committee takes any action with respect to setting the compensation of the Co-CEOs. The Co-CEOs also make recommendations to the Compensation Committee with respect to the EPS and Company Performance components of the incentive compensation awarded to them. Specifically, the Co-CEOs recommended that these components from AFG's business plan be considered in connection with compensation objectives and targets. The Compensation Committee considers this input provided by the Co-CEOs in connection with its review and approval of corporate goals and objectives relevant to CEO compensation, evaluation of CEO performance in light of those goals and objectives, and determination of CEO compensation levels based on this evaluation."

6. There is no number 6 in your letter.

Annual Performance - Based Bonuses, page 15

7. Although you provide a description of how company performance affects annual bonuses and equity-based awards, we note minimal analysis of the effect individual performance has on compensation awards despite disclosure through out that indicates compensation-related decisions are made in connection with non-quantitative achievements. You should expand your disclosure to provide additional discussion and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss and analyze in greater detail the achievement of the financial and operational goals within a named executive officer's individual area of responsibility. Also expand your disclosure to include a description of the factors the Committee considered in establishing personal objectives for Carl and Craig Lindner. See Item 402(b)(2)(vii) of Regulation S-K.

We note the last and penultimate paragraphs on page 16 of the proxy statement under review by the Staff and also propose to insert in our CD&A in our 2008 Proxy the following with respect to the discussion on annual performance-based bonuses:

"As discussed elsewhere in this CD&A, the Compensation Committee considered AFG's business plan and budgeted targets in connection with its establishment of objectives in the EPS and Company Performance Components under the 2007 Bonus Plan. Specifically, with respect to personal objectives for each of the Co-CEOs, the Compensation Committee did not establish quantifiable measurements other than those identified in these EPS and Company Performance Components because the Compensation Committee believes that the Co-CEOs are ultimately jointly responsible for the achievement of such objectives. The Compensation Committee views the roles of the Co-CEOs as collaborative, as opposed to competitive, and thus do not seek to distinguish the performance of one from the other. Rather, the Compensation Committee scrutinized the Co-CEOs' collective role in AFG's achievement of EPS targets, developing management personnel, focus on investment portfolio performance and development and implementation of strategic transactions and initiatives to enhance shareholder value. The Compensation Committee believes these areas merit considerable attention by the Co-CEOs and constitute areas of responsibility in which the Co-CEOs responded in a manner commensurate with the level of compensation received under the parameters of the 2007 Bonus Plan.

Individual areas of responsibility for NEOs other than the Co-CEOs are assigned by the Co-CEOs as the fiscal year progresses. As discussed elsewhere in this CD&A, the individual performance component of the 2007 Bonus Plan for the other NEOs addresses the factors considered by the Co-CEOs in their evaluation of the individual performance and related incentive compensation for the other NEOs."

8. Please discuss and analyze why the target Operating Earnings Per Share for 2006 was set at $2.73 per share. For example, what level of earnings growth or growth in book value per share was this target intended to incentive. Provide a similar discussion for targets established for your current year. Please be reminded that you should provide appropriate contextual detail that will give investors a meaningful understanding of the nature of the incentive payments and the degree to which determination of performance objectives was predicated upon a likelihood that maximum incentive payments would be awarded.

We propose to insert in our CD&A in our 2008 Proxy the following with respect to the discussion on the determination of EPS Component:

"The Operating EPS targets set forth under the 2007 Bonus Plan are derived from AFG's business plan. The target of $3.33 per share represents a 6% increase over the prior year's record reported Operating EPS of $3.14 per share and a 34% increase in the Operating EPS reported for fiscal 2005. Management and the Compensation Committee have intended that the EPS targets should be set at meaningful rates so that management must be diligent, focused and effective in order to achieve these goals. In other words, AFG and management believed at the time of the establishment of these EPS targets that such targets would be challenging to achieve and would require substantial efforts from AFG management, especially in the areas of establishing appropriate pricing and achieving profitable growth in a softening market environment."

Long-Term Equity Incentive Compensation, page 18

9. Please expand your discussion and analysis of how the actual payouts under the 2005 Stock Incentive Plan were determined. Please provide a reasonably complete analysis of how the amounts of such awards were determined and the reasons why the Committee believed that those amounts were appropriate in light of the various items it considered in making specific compensation decisions.

We note the last paragraph on page 18 of the proxy statement under review by the Staff. While not presently anticipated, in the event that any stock award (as distinguished from stock option grants) is made to the Co-CEOs or other NEOs for 2007, we would propose to insert in the 2008 Proxy the following with respect to the discussion of any such award under the 2005 Stock Incentive Plan:

"The 2005 Stock Incentive Plan was adopted by our shareholders for the purpose of allowing AFG to compete successfully in retaining and attracting key employees of outstanding ability, to stimulate the efforts of such employees toward the Company's objectives and to encourage the identification of their interests with those of the Company's shareholders. Under the 2005 Plan, the Compensation Committee has the discretion to determine the time or times at which awards may be granted, the number of shares, units or other rights subject to each award, the exercise, base or purchase price of an award (if any), the time or times at which an award will become vested, exercisable or payable, the performance goals and other conditions of an award, the duration of the award, and all other terms of the award. The Compensation Committee exercises the broad discretion provided by the Plan after carefully considering the Company's financial results and the role of management in enabling the Company to achieve them. We incorporate this flexibility into our compensation programs and in the assessment process to respond to and adjust for the evolving business environment.

In connection with the stock awards granted to the Co-CEOs under the 2005 Stock Incentive Plan, the Compensation Committee exercised its discretion under the plan after it analyzed the achievement by the Co-CEOs of the specific Company Performance Component factors noted above, and reviewed information relating to historical grants of stock by the Company and peer companies. In recognition of the Company's significantly exceeding a number of these factors under the leadership of the Co-CEOs as described above, the Compensation Committee sought to reward the Co-CEOs by awarding them shares of stock in an amount that would be significant in relation to the other annual compensation paid to these individuals, and in the Committee's judgment, reasonable and appropriate after considering the Co-CEOs' total compensation in relation to that of the most senior executives of the peer group. The size of the award was not determined by application of any formula, but rather reflected the Committee's consideration of the extraordinary results of the Company in 2007, and the Committee's desire to encourage and reward such levels of performance as the 2005 Plan is designed to allow.

Summary Compensation Table, page 21

10. We note that you have included only two named executive officers other than the two Chief Executive Officers and the Chief Financial Officer. Item 402(a)(3)(iii) of Regulation S-K requires disclosure of the company's three most highly compensated executive officers other than the CEO and CFO.

At this time, as in 2006, AFG has two executive officers in addition to its two Co-CEOs and Chief Financial Officer. These two other executive officers, both senior vice presidents, are responsible for AFG's legal and tax functions and are also involved in policy making functions for the Company. AFG shall continue to be mindful of the requirements of Item 402(a)(3)(iii) in its preparation of the 2008 Proxy.

11. Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Please see note (3) to the Summary Compensation Table.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation Plans, page 25

12. We note the amounts in the table at the top of page 22 indicated under the item headings "Annual RASP Contribution" and "Annual RASP & Auxiliary RASP Plan Earnings." It is unclear from your current disclosure the extent to which these amounts are required to be reported in the table on page 25. Please advise.

AFG understands that Item 402(i) of Regulation S-K requires tabular disclosure of the dollar amount of executive and registrant contributions as well as the total account balance as of the applicable fiscal year end. AFG believes that the Page 22 Amounts respond to Item 402(i)'s requirement for disclosure of the dollar amount of executive and registrant contributions as well as the total account balance as of the applicable fiscal year end and the reader's understanding of the components of the respective amounts we disclose.

Director Compensation, page 26

13. We note the amount indicated under "All Other Compensation" paid to Mr. Lindner in 2006. Since Mr. Lindner is the only director that receives the forms of compensation indicated in that column, please provide a narrative description or any material factors necessary to an understanding of his compensation, including a description of any arrangement you have with Mr. Lindner regarding that compensation. Refer to Item 402(k)(3)(ii) of Regulation S-K.

We refer to note (2) to the table on page 26 and also propose to include in our 2008 Proxy the following with respect to the compensation paid to Mr. Lindner:

"Mr. Lindner, AFG's former CEO, is no longer an officer of the Company or its subsidiaries, but remains an employee and receives a salary that approximates the amount of fees received by AFG's non-employee directors for their services to AFG as directors. The amounts paid to Mr. Lindner under the heading "All Other Compensation" represent amounts paid to Mr. Lindner in consideration for his service to AFG as an employee (as distinguished from his service to AFG as a member of its Board of Directors). The perquisites Mr. Lindner receives are made available to him in part in recognition of Mr. Lindner's status as AFG's founder and long-time CEO and Chairman. In addition, The Compensation Committee believes it important to provide for the safety and security of Mr. Lindner, who has for so long been considered the most recognizable public representative of the Company.

In 2004, Mr. Lindner requested that AFG no longer pay him any bonus in connection with his services to AFG, and that his annual salary be reduced from approximately $1,000,000 to no more than the compensation paid to the Company's independent directors, which has been approximately $130,000. Mr. Lindner's decision to reduce his salary and forego consideration of any bonus results from the implementation of AFG's management succession plan and his desire to have shareholders benefit from the retention by AFG of the compensation that could otherwise have been paid to him, in spite of the fact that he continues to devote substantially all of his time to the affairs of AFG."

14. Disclose the assumptions made in the valuation of the stock awards by reference to a discussion of those assumptions in your financial statements, footnotes to the financial statements or discussion in Management's Discussion and Analysis. Refer to the Instruction to Item 402(k) of Regulation S-K.

We propose to include in our 2008 Proxy the following with respect to the assumptions made in the valuation of stock awards to directors:

"Amounts relating to equity awards to non-employee directors represent the dollar amount recognized for financial statement reporting purposes with respect to fiscal year 2006 in accordance with FAS 123R. A discussion of the assumptions used in calculating these values may be found in Note I on page F- ______ to Company's Annual Report on Form 10-K filed March _______, 2008."

Related Person Transactions, page 27

15. State whether your related party transaction policy and procedures are in writing, and, if not, how the policy and procedures are evidenced. See Item 404(b)(l)(iv) of Regulation S-K.

We propose to include in our 2008 Proxy the following additional discussion at the end of our related person transaction policy section:

"While the Company adheres to this policy for potential related person transactions, the policy is not in written form (other than as a part of listing agreements with stock exchanges). However, approval of such related person transactions is evidenced by Audit Committee resolutions in accordance with our practice of approving transactions in this manner."

* * *

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

  Please contact me with any questions on this matter at (513) 579-2540.

  Regards,

  AMERICAN FINANCIAL GROUP, INC.

  By:__Karl J. Grafe________________________

  Karl J. Grafe

  Vice President

  cc: James C. Kennedy, Esq.

       F. Mark Reuter, Esq.